4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT OF NEW CFO

WINNIPEG, Manitoba – (June 11, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced the appointment of Dwayne Henley as its new Chief Financial Officer. Mr. Henley is a Chartered Accountant with nearly 10 years of senior management and finance experience in both public and private companies. Mr. Henley will replace, Derek Reimer, who has resigned to pursue other interests.

Mr. Henley joins Medicure from a private investment and management company where he held the position of Vice President of Finance. Prior to that Mr. Henley’s was Vice-President Finance for a privately owned transportation company operating throughout North America. Other notable experience includes Assante Corporation where he held the position of Corporate Controller and Biovail Laboratories Inc. where he held the position of Manager, Finance and Administration.

“We are very pleased to have someone with Dwayne Henley’s broad financial and public markets experience join our team,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We are also very appreciative of Derek Reimer’s contributions and wish him well in his future endeavors.”

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Albert D. Friesen
President & CEO

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com